SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Castle Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14843C105

(CUSIP Number)

Manfred Yu

HealthQuest Capital Management, L.P.

1301 Shoreway Road, Suite 350

Belmont, CA 94002

(650) 486-0801

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jason Ford, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

220 West 42nd Street, 17th Floor, New York, NY  10036

(646) 490-9054

October 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14843C105	13D	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova HealthQuest Partners, L.P. (“HealthQuest”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
983,577 shares, except that HealthQuest Venture Management, L.L.C. (“HealthQuest Management”), the general partner of HealthQuest, may be deemed to have sole voting power, and Dr. Garheng Kong (“Kong”), the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
983,577 shares, except that HealthQuest Management, the general partner of HealthQuest, may be deemed to have sole dispositive power and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	983,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.997%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 14843C105	13D	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthQuest Venture Management, L.L.C. (“HealthQuest Management”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
983,577 shares, all of which are owned directly by HealthQuest. HealthQuest Management, the general partner of HealthQuest, may be deemed to have sole voting power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
983,577 shares, all of which are owned directly by HealthQuest. HealthQuest Management, the general partner of HealthQuest, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	983,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.997%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 14843C105	13D	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Garheng Kong (“Kong”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
983,577 shares, all of which are owned directly by HealthQuest. HealthQuest Management, the general partner of HealthQuest, may be deemed to have sole voting power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to vote of these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
983,577 shares, all of which are owned directly by HealthQuest. HealthQuest Management, the general partner of HealthQuest, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	983,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.997%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 14843C105	13D	Page 5 of 10

Statement on Schedule 13D

This Amendment No. 4 (“Amendment No. 4”) amends and restates the Statement on Schedule 13D initially filed on August 5, 2019 and amended by Amendment No. 1 filed on May 14, 2020, Amendment No. 2 filed on June 24, 2020 and Amendment No. 3 filed on July 14, 2020 (as amended, the “Original Schedule 13D”), and is being filed to report the decrease of the Reporting Persons’ percentage beneficial ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of Castle Biosciences, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 4 is being filed to reflect the disposition of Common Stock by the Reporting Persons. The filing of this Amendment No. 4 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 11, 2014, HealthQuest purchased an aggregate 436,910 shares of Series E-2 convertible preferred stock from the Issuer at a purchase price of $4.58 per share, or $1,999,999.22 in the aggregate.

On February 16, 2015, HealthQuest purchased an aggregate 388,669 shares of Series E-3 convertible preferred stock from the Issuer at a purchase price of $5.34 per share, or $2,075,686.80 in the aggregate.

On April 22, 2015, HealthQuest purchased a warrant to acquire an aggregate 3,894 shares of Series A convertible preferred stock at an exercise price of $2.14 per share, from an existing shareholder at a purchase price of $1.59 per share, or $6,223 in the aggregate. On August 4, 2015, HealthQuest exercised the warrant and acquired 3,894 shares of Series A convertible preferred stock at a purchase price of $2.14 per share, or $8,333.16 in the aggregate.

On April 28, 2015, HealthQuest purchased an aggregate 15,630 shares of Series A convertible preferred stock from an existing shareholder at a purchase price of $3.74 per share, or $58,425 in the aggregate.

On July 15, 2015, HealthQuest purchased an aggregate 601,292 shares of Series F convertible preferred stock from the Issuer at a purchase price of $5.82 per share, or $3,500,000.48 in the aggregate.

On January 12, 2018, HealthQuest purchased an aggregate 167,230 shares of Series F convertible preferred stock, plus warrants to acquire an aggregate 14,107 shares of Series F convertible preferred stock at an exercise price of $0.01 per share, from the Issuer at a purchase price of $5.82 per share, or $973,412.38 in the aggregate.

On May 31, 2018, HealthQuest purchased an aggregate 429,494 shares of Series F convertible preferred stock from the Issuer at a purchase price of $5.82 per share, or $2,499,998.68 in the aggregate.

On January 31, 2019, HealthQuest purchased a Convertible Promissory Note bearing simple interest at a rate of 8% per annum from the Issuer in the principal amount of $1,027,882.

In connection with the closing of the Issuer’s initial public offering of Common Stock (the “Offering”), HealthQuest’s Series A convertible preferred stock, Series E-2 convertible preferred stock, Series E-3 convertible preferred stock and Series F convertible preferred stock automatically converted on a one-for-1.219 basis into 1,676,061 shares of Common Stock.

In connection with the Offering, all unpaid principal and accrued interest outstanding on HealthQuest’s Convertible Promissory Note (the “Conversion Amount”) automatically converted into the number of shares of Common Stock that is equal to the Conversion Amount as of the closing date divided by 80% of the Offering price per share, or 83,453 shares of Common Stock.

In connection with the Offering, HealthQuest purchased 62,500 shares of Common Stock at $16.00 per share, or $1,000,000.00 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on July 24, 2019 with the Securities and Exchange Commission (the “Prospectus”).

CUSIP NO. 14843C105	13D	Page 6 of 10

In connection with the Offering, HealthQuest exercised the Series F convertible preferred stock warrant to purchase 11,572 shares of the Issuer’s Common Stock for approximately $0.02 per share. HealthQuest paid the exercise price on a cashless basis, resulting in the Issuer’s withholding of nine of the warrant shares to pay the exercise price and issuing to HealthQuest the remaining 11,563 shares.

On January 28, 2020, HealthQuest sold 25,000 Common Shares at a price of $30.0197 per share, or $750,492.5 in the aggregate, in open market sales.

On January 31, 2020, HealthQuest sold 25,000 Common Shares at a price of $30.0155 per share, or $750,387.5 in the aggregate, in open market sales.

On February 3, 2020, HealthQuest sold 25,000 Common Shares at a price of $31.0610 per share, or $776,525 in the aggregate, in open market sales.

On February 6, 2020, HealthQuest sold 25,000 Common Shares at a price of $31.03 per share, or $775,750 in the aggregate, in open market sales.

On February 13, 2020, HealthQuest sold 25,000 Common Shares at a price of $32.01 per share, or $800,250 in the aggregate, in open market sales.

On February 19, 2020, HealthQuest sold 25,000 Common Shares at a price of $32.03 per share, or $800,750 in the aggregate, in open market sales.

On May 12, 2020, HealthQuest sold 250,000 Common Shares at a weighted average price of $34.49836 per share, or $8,624,590 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $33.034 to $35.665. HealthQuest undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 22, 2020, HealthQuest sold 175,000 Common Shares at a weighted average price of $40.50283 per share, or $7,087,995 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $40.2111 to $41.2345. HealthQuest undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 23, 2020, HealthQuest sold 25,000 Common Shares at a price of $42.1349 per share, or $1,053,372.5 in the aggregate, in open market sales.

On July 09, 2020, HealthQuest sold 50,000 Common Shares at a weighted average price of $43.6037 per share, or $2,180,185 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $43.122 to $44.0854. HealthQuest undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On July 17, 2020, HealthQuest sold 25,000 Common Shares at a price of $43.036 per share, or $1,075,900 in the aggregate, in open market sales.

On August 10, 2020, HealthQuest sold 25,000 Common Shares at a price of $42.0122 per share, or $1,050,305 in the aggregate, in open market sales.

On August 19, 2020, HealthQuest sold 75,000 Common Shares at a weighted average price of $44.77743 per share, or $3,358,307.5 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $44.16 to $45.13. HealthQuest undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

CUSIP NO. 14843C105	13D	Page 7 of 10

On September 3, 2020, HealthQuest sold 25,000 Common Shares at a price of $46.053 per share, or $1,151,325 in the aggregate, in open market sales.

On October 2, 2020, HealthQuest sold 25,000 Common Shares at a price of $52.0673 per share, or $1,301,682.5 in the aggregate, in open market sales.

On October 5, 2020, HealthQuest sold 25,000 Common Shares at a price of $52.09 per share, or $1,302,250 in the aggregate, in open market sales.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(e) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) The following information with respect to the ownership of the ordinary shares of the Issue by the persons filing this Statement is provided as of the date hereof: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 19,682,156 shares of Common Stock reported to be outstanding as of July 31, 2020 as reported on the Issuer’s Form 10-Q filed with the Securities Exchange Commission on August 8, 2020.

(e)        As a result of the transactions described herein, on October 5, 2020 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares. The filing of this Amendment No. 4 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing

CUSIP NO. 14843C105	13D	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2020

SOFINNOVA HEALTHQUEST PARTNERS, L.P., a Delaware Limited Partnership

By:	HEALTHQUEST VENTURE MANAGEMENT, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

HEALTHQUEST VENTURE MANAGEMENT, L.L.C., a Delaware Limited Liability Company

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

DR. GARHENG KONG

By:	/s/ Garheng Kong
Garheng Kong

CUSIP NO. 14843C105	13D	Page 9 of 10

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing

CUSIP NO. 14843C105	13D	Page 10 of 10

Exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Castle Biosciences, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.